



Hi!

We have some exciting news! **Area 51 Energy is officially raising a Community Round on Wefunder!**

This means anyone can become an investor in our company for as little as **$250**. We opened this round early for our friends, family, and earliest supporters so you can reserve your spot before we go fully public:

https://wefunder.com/area51energy

We'd love for you to join us on this journey. If investing isn't the right fit, one of the most helpful things you could do is simply introduce us to 1–2 people who might be interested.

Thank you for always supporting us, it means the world as we build this dream into reality.

All the best!

Garrett Quigley & Colt Jury
Co-Founders | Area 51
Otherworldly Energy
[redacted]

Mandatory Legal Disclaimer:
Area 51 Energy is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities [redacted] No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.